EXHIBIT 99.2

Management’s Discussion & Analysis
Nuvei Corporation
Years ended December 31, 2023 and 2022
(in thousands of US dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2023 and 2022
As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Nuvei”, “we”, “us” or “our” refer to Nuvei Corporation together with our subsidiaries, on a consolidated basis.
This MD&A dated March 5, 2024, should be read in conjunction with the Company’s consolidated financial statements, along with the related notes thereto for the years ended December 31, 2023 and 2022 (the “Consolidated Financial Statements”). The financial information presented in this MD&A is derived from the Consolidated Financial Statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in US dollars except where otherwise indicated. Additionally, tables included in this MD&A are presented in thousands of US dollars, unless otherwise indicated. This MD&A is presented as of the date of the Consolidated Financial Statements and is current to that date unless otherwise stated.
We have prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Such forward-looking information may include, without limitation, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes, cost savings, synergies and benefits, including with respect to the acquisition of Paya, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, and expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions and expectations regarding our margins and future profitability is forward-looking information. Economic and geopolitical uncertainties, including regional conflicts and wars, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.
In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, regarding, among other things, assumptions regarding foreign exchange rate, competition, political environment and economic performance of each region where the Company operates and general economic conditions and the competitive environment within our industry, including the following assumptions: (a) the Company will continue to effectively execute against its key strategic growth priorities, without any material adverse impact from macroeconomic or geopolitical headwinds on its or its customers' business, financial condition, financial performance, liquidity or any significant reduction in demand for its products and services, (b) the economic conditions in our core markets, geographies and verticals, including resulting consumer spending and employment, remaining at close to current levels, (c) assumptions as to foreign exchange rates and interest rates, including inflation, (d) the Company's continued ability to manage its growth effectively, (e) the Company's ability to continue to attract and retain key talent and personnel required to achieve its plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally, (f) the Company’s ability to successfully identify, complete, integrate and realize the expected benefits of past and recent acquisitions and manage the associated risks, as well as future acquisitions, (g) the absence of adverse changes in legislative or regulatory matters, (h) the Company’s continued ability to upskill and modify its compliance capabilities as regulations change or as the Company enters new markets or offers new products or services, (i) the Company’s continued ability to access liquidity and capital resources, including its ability to secure debt or equity financing on satisfactory terms, and (j) the absence of adverse changes in current tax laws. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.
Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company's annual information form ("AIF") such as: risks relating to our business, industry and overall economic uncertainty; the rapid developments and change in our industry; substantial competition both within our industry and from other payments providers; challenges implementing our growth strategy; challenges to expand our product portfolio and market reach; changes in foreign currency exchange rates, interest rates, consumer spending and other macroeconomic factors affecting our customers and our results of operations; challenges in expanding into new geographic regions internationally and continuing our growth within our markets; challenges in retaining existing customers, increasing sales to existing customers and attracting new customers; reliance on third-party partners to distribute some of our products and services; risks associated with future acquisitions, partnerships or joint-ventures; challenges related to economic and political conditions, business cycles and credit risks of our customers, such as wars like the Russia-Ukraine and Middle East conflicts and related economic sanctions; the occurrence of a natural disaster, a widespread health epidemic or pandemic or other similar events; history of net losses and additional significant investments in our business; our level of indebtedness; challenges to secure financing on favorable terms or at all; difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects; inflation; challenges related to a significant number of our customers being small and medium businesses ("SMBs"); a certain degree of concentration in our customer base and customer sectors; compliance with the requirements of payment networks; reliance on, and compliance with, the requirements of acquiring banks and payment networks; challenges related to the reimbursement of chargebacks from our customers; financial liability related to the inability of our customers (merchants) to fulfill their requirements; our bank accounts being located in multiple territories and relying on banking partners to maintain those accounts; decline in the use of electronic payment methods; loss of key personnel or difficulties hiring qualified personnel; deterioration in relationships with our employees; impairment of a significant portion of intangible assets and goodwill; increasing fees from payment networks; misappropriation of end-user transaction funds by our employees; frauds by customers, their customers or others; coverage of our insurance policies; the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure; the integration of a variety of operating systems, software, hardware, web browsers and networks in our services; the costs and effects of pending and future litigation; various claims such as wrongful hiring of an employee from a competitor, wrongful use of confidential information of third parties by our employees, consultants or independent contractors or wrongful use of trade secrets by our employees of their former employers; deterioration in the quality of the products and services offered; managing our growth effectively; challenges from seasonal fluctuations on our operating results; changes in accounting standards; estimates and assumptions in the application of accounting policies; risks associated with less than full control rights of some of our subsidiaries and investments; challenges related to our holding company structure; impacts of climate change; development of AI and its integration in our operations, as well as risks relating to intellectual property and technology, risks related to data security incidents, including cyber-attacks, computer viruses, or otherwise which may result in a disruption of services or liability exposure; challenges regarding regulatory compliance in the jurisdictions in which we operate, due to complex, conflicting and evolving local laws and regulations and legal proceedings and risks relating to our Subordinate Voting Shares.
Our dividend policy is at the discretion of the Board. Any future determination to declare cash dividends on our securities will be made at the discretion of our Board, subject to applicable Canadian laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions (including covenants contained in our credit facilities), general business conditions and other factors that our Board may deem relevant. Further, our ability to pay dividends, as well as make share repurchases, will be subject to applicable laws and contractual restrictions contained in the instruments governing our indebtedness, including our credit facility. Any of the foregoing may have the result of restricting future dividends or share repurchases.
Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.
Overview
We are a Canadian fintech company accelerating the business of our customers around the world. Our modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit form card issuing, banking, and risk and fraud management services. We believe we are differentiated by our proprietary technology platform, which is purpose-built for high-growth eCommerce, integrated payments and business to business ("B2B"). Our platform enables customers to pay and/or accept payments worldwide regardless of their customers’ location, device or preferred payment method. Our solutions span the entire payments stack and include a fully integrated payments engine with global processing capabilities, a turnkey solution for frictionless payment experiences and a broad suite of data-driven business intelligence tools and risk management services. Connecting businesses to their customers in more than 200 markets worldwide, with local acquiring in 50 of those markets, 150 currencies and 680 alternative payment methods (“APMs”), we provide the technology and insights for customers and partners to succeed locally and globally with one integration – propelling them further, faster.
While global commerce continues to pivot digitally, eCommerce channels are converging and creating new and fast-growing opportunities for businesses of all sizes. Rapidly scaling across these commerce channels, however, can be complex and costly for businesses that rely on multiple providers in each local market. For example, customers may use disparate and varied systems for gateway services, payment processing, online fraud prevention, business intelligence and more, creating operational distractions and workflow challenges, which result in additional costs and financial inefficiencies. In parallel, consumers expect a consistent and frictionless transaction experience across all channels, whether from a mobile device or computer. As a result, we believe businesses increasingly seek payment providers such as Nuvei who have a unified approach and can offer end-to-end solutions to help them navigate this complex environment.
We distribute our products and technology through three sales channels: (i) Global Commerce, (ii) B2B, Government and Independent software vendors ("ISV"), and (iii) SMBs. Our approach to distribution is designed to enable us to efficiently market our payments and technology solutions at scale and is customized by both region and vertical to optimize sales. By relying on our local sales teams and partners who act as trusted technology providers to our customers, we believe we are able to serve more customers globally and grow with them as they grow their businesses and expand into new markets. We focus on the needs of our customers and how we can help them grow their sales, and in turn our volume, with them. Due to the scalable nature of our business model and the inherent operating leverage, increases in volume drive profitable revenue growth.
Our revenue is primarily based on sales volume generated from our customers’ daily sales and through various transaction and subscription-based fees for our modular technology. Examples of our modular technology include gateway, global processing, APMs, currency management, global payouts, fraud risk management, card issuing, open banking, data reporting, reconciliation tools, in addition to a long list of other value-added capabilities. Our revenue is largely recurring due to the mission-critical nature of our product and service offerings and deep integration of our payments technology into our customers’ ERP systems. We believe the depth and breadth of our payment capabilities help our customers establish and expand their presence in emerging commerce channels across many markets. This enables us to develop long-standing relationships with our customers, which in turn drive strong retention and significant cross-selling opportunities.
Financial Highlights for the Three Months Ended December 31, 2023 Compared to 2022:
•Total volume(a) increased by 53% to $61.8 billion from $40.3 billion;
◦Organic total volume growth at constant currency(a) was 19% with Organic total volume at constant currency(a) increasing to $47.9 billion from $40.3 billion;
•Revenue increased 46% to $321.5 million from $220.3 million;
◦Revenue growth at constant currency(b) was 44% with Revenue at constant currency(b) increasing to $316.6 million from $220.3 million;
◦Organic revenue growth at constant currency(b) was 7% with Organic revenue at constant currency(b) increasing to $235.3 million from $220.3 million;
•Net income increased by 51% to $14.1 million from net income of $9.4 million;
•Adjusted EBITDA(b) increased by 40% to $120.1 million from $85.7 million;
•Adjusted net income(b) increased by 1% to $68.6 million from $68.0 million;
•Net income per diluted share increased by 39% to $0.08 from $0.06;
•Adjusted net income per diluted share(b) was unchanged at $0.47; and,
•Adjusted EBITDA less capital expenditures(b) increased by 48% to $105.2 million from $71.2 million.
Financial Highlights for the Year Ended December 31, 2023 Compared to 2022:
•Total volume(a) increased by 59% to $203.0 billion from $127.7 billion;
◦Organic total volume growth at constant currency(a) was 23% with Organic total volume at constant currency(a) increasing to $156.5 billion from $127.7 billion;
•Revenue increased 41% to $1,189.9 million from $843.3 million;
◦Revenue growth at constant currency(b) was 41% with Revenue at constant currency(b) increasing to $1,186.5 million from $843.3 million;
◦Organic revenue growth at constant currency(b) was 9% with Organic revenue at constant currency(b) increasing to $922.0 million from $843.3 million;
•Net loss was $0.7 million compared to net income of $62.0 million;
◦Results include an increase in net finance cost of $102.9 million mainly related to amounts drawn under the Company’s credit facilities;
•Adjusted EBITDA(b) increased by 24% to $437.3 million from $351.3 million;
•Adjusted net income(b) decreased by 10% to $247.9 million from $274.2 million;
•Net loss per share was $0.06 compared to net income per diluted share of $0.39;
•Adjusted net income per diluted share(b) decreased by 9% to $1.69 from $1.86;
•Adjusted EBITDA less capital expenditures(b) increased by 26% to $382.3 million from $303.0 million;
•Share repurchases totaled 1,350,000 shares for total cash consideration of $56 million;
•Cash dividends declared and paid totaled $27.9 million; and,
•The Company repaid $127.8 million in long term debt.
(a)Total volume and Organic total volume at constant currency do not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See "Non-IFRS and Other Financial Measures".
(b)Revenue at constant currency, Revenue growth at constant currency, Organic revenue growth at constant currency, Adjusted EBITDA, Adjusted net income, Adjusted net income per diluted share and Adjusted EBITDA less capital expenditures are non-IFRS financial measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS and Other Financial Measures”.

Acquisitions
Paya acquisition
On February 22, 2023, we acquired all issued and outstanding common shares of Paya Holdings Inc. ("Paya"), for a total cash consideration of approximately $1.4 billion, comprised of cash on hand, cash from our Reducing revolving credit facility (as defined below) and $9.7 million of the portion of replacement share-based awards that was considered part of the consideration transferred. The cash consideration included the settlement by Nuvei of seller-related payments of $51.9 million paid by Paya immediately prior to closing and thereby increased the calculated purchase price. Paya was a leading provider of integrated payment and commerce solutions in the United States. This acquisition is expected to accelerate our integrated payment strategy, diversify our business into key high-growth non-cyclical verticals with large addressable end markets and enhance the execution of our growth plan.
Subsequent event - Till Payments acquisition
On January 5, 2024, we acquired 100% of the shares of Till Payments, an ISV focused payment technology company headquartered in Sydney, Australia, for a total consideration of $36.9 million, comprised of $30.0 million in cash and $6.9 million of a loan receivable that was considered part of the consideration transferred.
Credit facilities
On February 22, 2023 and in connection with the Paya acquisition, we entered into a new secured first lien reducing revolving credit facility ("Reducing revolving credit facility") of $800 million. On December 19, 2023, we amended the terms of our credit facility to extinguish the Reducing revolver credit facility and increase the total financing capacity available under our credit facility from $500.5 million to $1,275 million in the form of term loans and from $385 million to $800 million in the form of a revolving credit facility.
The outstanding principal of the term loans is payable quarterly at an annual rate of 1.00% and the remaining balance is payable at maturity, which was extended by five years to December 19, 2030. The maturity of the revolving credit facility was extended by four years to December 19, 2028. Refer to Liquidity and Capital Resources for more information.
Normal Course Issuer Bid
On March 20, 2023, the Board approved a normal-course issuer bid ("NCIB") to purchase for cancellation a maximum of 5,556,604 Subordinate Voting Shares, representing approximately 10% of the Company’s "public float" (as defined in the TSX Companyh Manual) of Subordinate Voting Shares as at March 8, 2023. The Company is authorized to make purchases under the NCIB during the period from March 22, 2023 to March 21, 2024 in accordance with the requirements of the Toronto Stock Exchange ("TSX"), the Nasdaq Global Select Market ("Nasdaq") and applicable securities laws. In March 2023, the Company also entered into an automatic share purchase plan ("ASPP") with a third-party broker for the Company to allow for the purchase of Subordinate Voting Shares under the NCIB during the Company's blackout periods. Under this agreement, the broker is authorized to repurchase Subordinate Voting Shares, without consultation with the Company, subject to predefined share price, defined time period and other limitations imposed by the Company and subject to rules and policies of the TSX and the Nasdaq and applicable securities laws, such as a daily purchase restriction. During the year ended December 31, 2023, the Company repurchased and cancelled 1,350,000 Subordinate Voting Shares for a total consideration, including transaction costs, of $56.0 million.
Quarterly dividend
During the year ended December 31, 2023 the Board of Directors declared total cash dividends of $0.20 per subordinate voting share and multiple voting share. On March 5, 2024, the Board of Directors approved and declared a cash dividend of $0.10 per subordinate voting share and multiple voting share payable on April 4, 2024 to shareholders of record on March 19, 2024.

Non-IFRS and Other Financial Measures
Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The information presented in this MD&A includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Revenue at constant currency, Revenue growth at constant currency, Organic revenue at constant currency, Organic revenue growth at constant currency, Adjusted EBITDA, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Adjusted EBITDA less capital expenditures, Total volume and Organic total volume at constant currency. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial statements reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.
Non-IFRS Financial Measures
Revenue at constant currency: Revenue at constant currency means revenue, as reported in accordance with IFRS, adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Organic revenue at constant currency: Organic revenue at constant currency means revenue, as reported in accordance with IFRS, adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.
Adjusted EBITDA: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.
Adjusted EBITDA less capital expenditures: We use Adjusted EBITDA less capital expenditures (which we define as acquisition of intangible assets and property and equipment) as a supplementary indicator of our operating performance.
Adjusted net income: We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares, change in fair value of share repurchase liability and accelerated amortization of deferred financing fees and legal settlement and other.

Non-IFRS Financial Ratios
Revenue growth at constant currency: Revenue growth at constant currency means the year-over-year change in Revenue at constant currency divided by reported revenue in the prior period. We use Revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of fluctuations in foreign currency exchange rates.
Organic revenue growth at constant currency: Organic revenue growth at constant currency means the year-over-year change in Organic revenue at constant currency divided by comparable Organic revenue in the prior period. We use Organic revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of acquisitions, divestitures and fluctuations in foreign currency exchanges rates.
Adjusted net income per basic share and per diluted share: We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.
Supplementary Financial Measures
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.
Total volume: We believe Total volume is an indicator of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define Total volume as the total dollar value of transactions processed in the period by customers under contractual agreement with us. Total volume does not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle, as well as the total dollar value of transactions processed relating to APMs and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our customers, fluctuations in Total volume will generally impact our revenue.
Organic total volume at constant currency: Organic total volume at constant currency is used as an indicator of performance of our business on a more comparable basis. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable Total volume growth. This measure also helps provide better comparability of business trends year-over-year, without the impact of fluctuations in foreign currency exchange rates. Organic total volume at constant currency means Total volume excluding Total volume attributable to acquired businesses for a period of 12 months following their acquisition and excluding Total volume attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.

Reconciliation of Adjusted EBITDA and Adjusted EBITDA Less Capital Expenditures to Net Income (Loss)
The following table reconciles Adjusted EBITDA and Adjusted EBITDA less capital expenditures to net income (loss) for the periods indicated:

	Three months ended December 31		Years ended December 31
	2023	2022	2023	2022
(In thousands of US dollars)	$	$	$	$

Net income (loss)	14,096	9,352	(696)	61,955
Finance cost	43,495	9,214	121,334	22,841
Finance income	(234)	(7,267)	(9,283)	(13,694)
Depreciation and amortization	36,298	21,734	136,423	101,492
Income tax expense (recovery)	(388)	5,746	15,643	25,582
Acquisition, integration and severance costs(a)	4,330	6,923	41,330	28,413
Share-based payments and related payroll taxes(b)	29,145	35,546	135,568	139,309
Loss (gain) on foreign currency exchange	(10,621)	4,663	(10,101)	(15,752)
Legal settlement and other(c)	3,931	(226)	7,123	1,171
Adjusted EBITDA	120,052	85,685	437,341	351,317
Acquisition of property and equipment, and intangible assets	(14,830)	(14,511)	(55,080)	(48,322)
Adjusted EBITDA less capital expenditures	105,222	71,174	382,261	302,995
(a)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities. For the three months and year ended December 31, 2023, these expenses were $1.5 million and $24.4 million ($6.9 million and $13.1 million for the three months and year ended December 31, 2022). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $0.6 million and $4.1 million for the three months and year ended December 31, 2023 and nil and $14.3 million for the three months and year ended December 31, 2022. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized for the three months and year ended December 31, 2023, nil and a gain of $1.0 million were recognized for the three months and year ended December 31, 2022. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were $2.2 million and $12.8 million for the three months and year ended December 31, 2023 ( nil and $2.0 million for the three months and year ended December 31, 2022). These expenses are presented in selling, general and administrative expenses and cost of revenue.
(b)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2023, the expenses consisted of non-cash share-based payments of $29.1 million and $134.6 million ($35.4 million and $139.1 million for three months and year ended December 31, 2022), nil and $1.0 million for related payroll taxes ($0.1 million and $0.2 million for the three months and year ended December 31, 2022).
(c)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

Reconciliation of Revenue at Constant Currency and Revenue Growth at Constant Currency to Revenue
The following table reconciles Revenue to Revenue at constant currency and Revenue growth at constant currency for the periods indicated:

(In thousands of US dollars except for percentages)	Three months ended December 31, 2023			Three months ended December 31, 2022
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	321,517	(4,930)	316,587	220,339	46%	44%

(In thousands of US dollars except for percentages)	Years ended December 31, 2023			Years ended December 31, 2022
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	1,189,893	(3,398)	1,186,495	843,323	41%	41%

Reconciliation of Organic Revenue at Constant Currency and Organic Revenue Growth at Constant Currency to Revenue
The following table reconciles Revenue to Organic revenue at constant currency and Organic revenue growth at constant currency for the periods indicated:

(In thousands of US dollars except for percentages)	Three months ended December 31, 2023					Three months ended December 31, 2022
	Revenue as reported	Revenue from acquisitions (a)	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency
	$	$	$	$	$	$	$	$

Revenue	321,517	(81,298)	—	(4,930)	235,289	220,339	—	220,339	46%	7%

(In thousands of US dollars except for percentages)	Years ended December 31, 2023					Years ended December 31, 2022
	Revenue as reported	Revenue from acquisitions (a)	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency
	$	$	$	$	$	$	$	$

Revenue	1,189,893	(264,513)	—	(3,398)	921,982	843,323	—	843,323	41%	9%

(a) Revenue from acquisitions primarily reflects revenue from Paya which was acquired on February 22, 2023.

Reconciliation of Adjusted Net Income and Adjusted Net Income per Basic Share and per Diluted Share to Net Income (Loss)
The following table reconciles net income (loss) to Adjusted net income for the periods indicated:

	Three months ended December 31		Years ended December 31
(In thousands of US dollars except for share and per share amounts)	2023	2022	2023	2022
	$	$	$	$

Net income (loss)	14,096	9,352	(696)	61,955
Change in fair value of share repurchase liability	—	—	571	(5,710)
Accelerated amortization of deferred financing fees	15,094	—	15,094	—
Amortization of acquisition-related intangible assets(a)	26,703	14,957	101,599	83,861
Acquisition, integration and severance costs(b)	4,330	6,923	41,330	28,413
Share-based payments and related payroll taxes(c)	29,145	35,546	135,568	139,309
Loss (gain) on foreign currency exchange	(10,621)	4,663	(10,101)	(15,752)
Legal settlement and other(d)	3,931	(226)	7,123	1,171
Adjustments	68,582	61,863	291,184	231,292
Income tax expense related to adjustments(e)	(14,049)	(3,179)	(42,552)	(19,061)
Adjusted net income	68,629	68,036	247,936	274,186
Net income attributable to non-controlling interest	(2,262)	(1,312)	(7,139)	(5,223)
Adjusted net income attributable to the common shareholders of the Company	66,367	66,724	240,797	268,963

Weighted average number of common shares outstanding
Basic	139,363,673	140,633,277	139,248,530	141,555,788
Diluted	141,961,168	142,681,178	142,538,349	144,603,485
Adjusted net income per share attributable to common shareholders of the Company(f)
Basic	0.48	0.47	1.73	1.90
Diluted	0.47	0.47	1.69	1.86
(a)This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.
(b)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities. For the three months and year ended December 31, 2023, these expenses were $1.5 million and $24.4 million ($6.9 million and $13.1 million for the three months and year ended December 31, 2022). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $0.6 million and $4.1 million for the three months and year ended December 31, 2023 and nil and $14.3 million for the three months and year ended December 31, 2022. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized for the three months and year ended December 31, 2023, nil and a gain $1.0 million were recognized for the three months and year ended December 31, 2022. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were $2.2 million and $12.8 million for the three months and year ended December 31, 2023 (nil and $2.0 million for the three months and year ended December 31, 2022). These expenses are presented in selling, general and administrative expenses and cost of revenue.
(c)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2023, the expenses consisted of non-cash share-based payments of $29.1 million and $134.6 million ($35.4 million and $139.1 million for three months and year ended December 31, 2022), nil and $1.0 million for related payroll taxes ($0.1 million and $0.2 million for the three months and year ended December 31, 2022).
(d)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.
(e)This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(f)The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Summary of Factors Affecting Our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below as well as in the section entitled “Risks Relating to Our Business and Industry” of our AIF for the year ended December 31, 2023, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
Growing with our Existing Customers. Our success is directly correlated with our customers’ success. We focus on the high-growth markets within omnichannel payments and intend to grow alongside our existing customers as they grow their business and expand into new markets, including online retail, online marketplaces, digital goods and services, regulated online gaming, social gaming, financial services, government, healthcare, non-profit and travel. Key characteristics of these verticals are inherent growth, longevity and propensity to operate globally.
In addition, our existing customers represent a significant opportunity for us to cross-sell and up-sell products and services with limited incremental sales and marketing expenses. As our customers increase their business volume, we can offer more solutions from our proprietary integrated modular platform. Our future revenue growth and the achievement and maintenance of profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.
Acquiring New Customers. Our future revenue growth will also depend upon the effectiveness of our sales and marketing efforts. We have significant sales and marketing experience in capturing and serving SMBs and third-party partners in North America and large enterprises in Europe. We intend to leverage this experience and enable customer base expansion by targeting large enterprises in North America. Key to our success in achieving customer base expansion is continued investment in our direct sales team and further leveraging our broad and diversified network of partners.
Expanding in Regions Internationally. We plan to expand and deepen our footprint in geographies where we have an emerging presence today, such as Asia Pacific, Middle East and Africa and Latin America. Our expansion has also been driven by the needs of our customers. For each new country where we seek to expand, we focus on understanding the needs of the local market and invest to develop relationships, while gaining an appreciation for the appropriate local regulatory and compliance frameworks. We believe this will help our growth strategy in achieving global presence and connectivity across all targeted markets.
Investing in our Technology and Product Portfolio. We believe our technology-first culture enables us to enhance our offerings to remain at the forefront of payments innovation. Specifically, our proprietary integrated modular platform enables us to deliver comprehensive payments and technology solutions to power a convenient and secure transaction experience for our customers and their customers. Further investment in our platform is necessary to expand and keep our portfolio of services to our customers technologically current. Close collaboration with our customers through an ongoing communication feedback loop is also key, as it enables a better design and delivery of solutions that meet their specific and evolving needs.
Maintaining and Adding to our Acquiring Bank and Payment Network Relationships. We have built strong relationships with acquiring banks, APM providers and payment networks globally. The maintenance and/or expansion of these relationships and strong collaboration will be a key enabler in the pursuit of our growth strategies.
Adding new use cases and verticals to our technology. We are adding new use cases and verticals to our technology. For example, with the acquisition of Paya at the beginning of Fiscal 2023, we expanded our expertise to include under-penetrated verticals such as B2B, healthcare, government and non-profit. By adding these use cases to our existing offering, we are growing our total addressable market.

Adapting to Regulatory Changes. The nature of our product and services offerings necessitates that we adhere to strict regulatory regimes in the countries where we operate. Our operational teams are fully versed in the varying regulatory requirements applicable to our operations. As regulations change or as we enter new markets or launch new products and services with different regulatory requirements, we will continue to upskill and modify our compliance capabilities as appropriate, such as our customer underwriting, risk management, KYC and AML capabilities, in a manner to minimize disruption to our customers’ businesses.
Selectively Pursuing and Successfully Executing Acquisitions. We have in the past augmented, and intend in the future to continue to augment, our capabilities and organic growth with strategic acquisitions. Critical to our success is continuing to be highly disciplined in integrating acquisitions into our Company in a manner that allows us to fulfill the potential that these acquisitions bring.
Digital assets and cryptocurrencies. We generate a small portion of our revenue from customers operating in the digital assets and cryptocurrencies industry. Cryptocurrencies have historically and currently exhibit significant price volatility that have and could continue to adversely affect the operations of our customers in that industry, and, in turn, our results of operations and profitability. As a result, the Company is exposed to volatility in the cryptocurrency industry generally, including in sectors of the cryptocurrency industry that do not directly apply to the Company’s payment services business but that are integral to the cryptocurrency industry as a whole. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in many cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies.
Foreign currency exchange rate fluctuations. Exchange rate fluctuations may negatively affect our results of operations. Our presentation currency is the US dollar. We derive the largest portions of our revenues and expenses in US dollars. Foreign currency exchange rate fluctuations have and may continue to negatively affect our revenue that is denominated in currency other than the US dollar. To the extent that we have significant revenues denominated in foreign currencies, any strengthening of the US dollar would reduce our revenue and any weakening of the US dollar would increase our revenue as measured in US dollars.
Middle East conflict. The current Middle East conflict may affect our business as we conduct some of our operations (which excludes production) and have employees, including some technology personnel, in the region. Since the beginning of the conflict on October 7, 2023, we have not seen any impact to our ongoing operations and we do not expect the situation to materially adversely affect our business. We will continue to monitor these developments while supporting the safety and well-being of our employees.
Key Components of Results of Operations
Revenue
Merchant Transaction and Processing Services. Revenues from our merchant transaction and processing services are derived primarily from eCommerce payment processing services, and stems from relationships with individual customers. Additionally, transaction and processing services revenues stem from contracts with financial service providers and other merchant acquirers. The contracts stipulate the types of services and set forth how fees will be incurred and calculated. Merchant transaction and processing services revenues are generated from processing electronic payment transactions for customers.
Our transaction and processing services revenue is primarily comprised of (a) fees calculated based on a percentage of the monetary value of transactions processed; (b) fees calculated based on the number of transactions processed; (c) service fees; or (d) some combination thereof that are associated with transaction and processing services.
We present revenue net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks when it is determined that we are acting as an agent and do not have the ability to direct the use of and obtain substantially all of the benefits of these services.
Other Revenue. We may sell hardware (“point-of-sale equipment”) as part of our contracts with customers. Hardware consists of terminals or gateway devices. We do not manufacture hardware but purchase hardware from third party vendors and hold the hardware in inventory until purchased by a customer.
Interest revenue. We earn interest revenue on funds held on behalf of customers. While this is not revenue earned from contracts with customers, we present interest revenue on segregated funds in revenue since it is earned on customer funds that are held as part of our revenue generating activities.

For more information on our revenue recognition policies, refer to Note 3 of the Consolidated Financial Statements for the year ended December 31, 2023.
Cost of Revenue
Processing Costs. Processing costs consist of fees paid to processing suppliers. When we are the primary obligor providing payment processing services, we record processing fees paid to processing suppliers as a cost of revenue. If we are not the primary obligor providing payment processing services, processing fees are netted from the revenue recorded for such transactions and we do not record separate processing fees as a cost of revenue. Processing costs also include losses resulting from our transaction guarantee solutions.
Costs of Goods Sold. Costs of goods sold consist primarily of costs associated with selling point-of-sale equipment, such as the cost of acquiring the equipment, including purchase price, expenses associated with a third-party fulfillment company, shipping, handling and inventory adjustments.
Selling, General and Administrative Expenses
Our selling, general and administrative expenses primarily represent the amounts associated with commissions, employee compensation, share-based payments, and depreciation and amortization.
Commissions. Commissions are comprised of incentives paid to third party partners for referring customers.
Employee Compensation. Employee compensation consists of salaries, incentives and benefits (excluding share-based payments which are disclosed separately) earned by our employees. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, operations, as well as various business support functions.
Share-Based Payments. Share-based payments consist of our equity-settled share-based compensation earned by our employees, directors and consultants.
Depreciation. Depreciation consists of depreciation of property and equipment, primarily point-of-sale equipment, office and computer equipment, furniture and fixtures, leasehold improvements and right of use assets over buildings. We calculate depreciation using the straight-line method over the useful life of the relevant asset or over the remaining lease term, as applicable.
Amortization. Amortization consists primarily of amortization of intangible assets, which consist of internally generated and externally purchased software that is used in providing processing services to customers. It also includes trademarks, technologies, distributor commission buyouts and partner and merchant relationships that are acquired by the Company. Distributor commission buyouts represent amounts paid to independent sales organizations to buy out their rights to future residual commission payments. These intangible assets are amortized on a straight-line basis over the course of the relevant asset’s useful life.
Selling, general and administrative expenses also consist of professional fees, transaction losses, contingent consideration adjustments and other expenses.
Net Finance Costs
Net finance costs primarily represent amounts associated with:
Interest on Loans and Borrowings. Interest expense consists primarily of interest incurred on term loans outstanding.
Change in Fair Value of Share Repurchase Liability. When the Company enters into an automatic share purchase plan, it recognizes a share repurchase liability. The share repurchase liability is a financial liability accounted for at fair value through profit or loss, and as such, is remeasured at fair market value until it is settled or upon termination of the agreement, with fair value changes being recognized in finance costs.
Accelerated amortization of deferred financing fees. When the Company extinguishes or modifies a financial liability and the transaction is treated as a debt extinguishment, the Company recognizes unamortized deferred financing fees and other related gains or losses in finance costs.

Interest Income. Interest income consists of interest received on cash and cash equivalents belonging to the Company.
Loss (Gain) on Foreign Currency Exchange
Loss (gain) on foreign currency exchange results from monetary items that are held by the Company or its subsidiaries in a currency different than its functional currency. These items are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when the items are re-measured at the end of the reporting period. The resulting gains and losses subsequently being recognized are recorded in loss (gain) on foreign currency exchange.
Income Tax Expense
Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Results of Operations
The following table outlines our consolidated profit or loss and comprehensive income or loss information for the three months and years ended December 31, 2023 and 2022:

	Three months ended December 31		Years ended December 31
(In thousands of US dollars except for share and per share amounts)	2023	2022	2023	2022
	$	$	$	$

Revenue	321,517	220,339	1,189,893	843,323
Cost of revenue	58,734	50,166	222,906	171,425
Gross profit	262,783	170,173	966,987	671,898

Selling, general and administrative expenses	216,435	148,465	850,090	590,966
Operating profit	46,348	21,708	116,897	80,932

Finance income	(234)	(7,267)	(9,283)	(13,694)
Finance cost	43,495	9,214	121,334	22,841

Net finance cost	43,261	1,947	112,051	9,147
Loss (gain) on foreign currency exchange	(10,621)	4,663	(10,101)	(15,752)

Income before income tax	13,708	15,098	14,947	87,537
Income tax expense (recovery)	(388)	5,746	15,643	25,582
Net income (loss)	14,096	9,352	(696)	61,955

Other comprehensive income (loss)
Foreign operations – foreign currency translation differences	5,818	33,196	3,065	(30,858)
Change in fair value of financial instruments designated as cash flow hedges	(5,600)	—	(6,608)	—
Reclassification of change in fair value of financial instruments designated as cash flow hedges to profit and loss	(494)	—	(494)	—
Comprehensive income (loss)	13,820	42,548	(4,733)	31,097

Net income (loss) attributable to:
Common shareholders of the Company	11,834	8,040	(7,835)	56,732
Non-controlling interest	2,262	1,312	7,139	5,223
	14,096	9,352	(696)	61,955

Weighted average number of common shares outstanding
Basic	139,363,673	140,633,277	139,248,530	141,555,788
Diluted	141,961,168	142,681,178	139,248,530	144,603,485
Net income (loss) per share attributable to common shareholders of the Company
Basic	0.08	0.06	(0.06)	0.40
Diluted	0.08	0.06	(0.06)	0.39

The following table summarizes our revenue by geography based on the billing location of the merchant for the three months and years ended December 31, 2023 and 2022.

	Three months ended December 31		Change		Years ended December 31		Change
(In thousands of US dollars, except for percentages)	2023	2022			2023	2022
	$	$	$	%	$	$	$	%
Revenue
North America	177,491	89,393	88,098	99	642,601	336,563	306,038	91
Europe, Middle East and Africa	125,819	115,896	9,923	9	487,802	465,935	21,867	5
Latin America	14,532	12,181	2,351	19	51,365	33,105	18,260	55
Asia Pacific	3,675	2,869	806	28	8,125	7,720	405	5
	321,517	220,339	101,178	46	1,189,893	843,323	346,570	41
Results of Operations for the Three Months Ended December 31, 2023 and 2022
Revenue

	Three months ended December 31		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Revenue	321,517	220,339	101,178	46
For the three months ended December 31, 2023, revenue increased by $101.2 million or 46% as compared to the three months ended December 31, 2022. The increase in revenue mainly reflects the contribution of revenue from Paya of $80.0 million, organic revenue growth and favorable changes in foreign currency exchange rates year-over-year of $4.9 million. For the three months ended December 31, 2023, Organic revenue at constant currency was $235.3 million and Organic revenue growth at constant currency was 7%. See "Non-IFRS and Other Financial Measures".
Total volume increased to $61.8 billion for the three months ended December 31, 2023 from $40.3 billion in the three months ended December 31, 2022, an increase of $21.5 billion or 53% mainly due to the contribution from Paya. Organic total volume at constant currency was $47.9 billion, an increase of 19% over the same period.
Cost of Revenue

(In thousands of US dollars, except for percentages)	Three months ended December 31		Change
	2023	2022	$	%
Cost of revenue	$58,734	$50,166	8,568	17
As a percentage of revenue	18.3%	22.8%
For the three months ended December 31, 2023, cost of revenue increased by $8.6 million or 17% compared to the three months ended December 31, 2022, mainly due to an increase in processing costs primarily as a result of organic growth and the contribution from Paya.
Cost of revenue as a percentage of revenue decreased from 22.8% for the three months ended December 31, 2022 to 18.3% for the three months ended December 31, 2023 mainly due to a change in revenue mix and the contribution from Paya.

Selling, General and Administrative Expenses

	Three months ended December 31		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Selling, general and administrative expenses
Commissions	63,432	27,652	35,780	129
Employee compensation	52,931	36,703	16,228	44
Share-based payments	29,125	35,437	(6,312)	(18)
Depreciation and amortization	36,298	21,734	14,564	67
Professional fees	7,327	12,537	(5,210)	(42)
Other	27,322	14,402	12,920	90
	216,435	148,465	67,970	46
For the three months ended December 31, 2023, selling, general and administrative expenses increased by $68.0 million or 46% as compared to the three months ended December 31, 2022 primarily due to the following:
Commissions. During the three months ended December 31, 2023, commission expense increased by $35.8 million or 129% as compared to the three months ended December 31, 2022. The increase was primarily due to the contribution from Paya.
Employee Compensation. During the three months ended December 31, 2023, employee compensation increased by $16.2 million or 44% as compared to the three months ended December 31, 2022. The employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration. The increase year-over-year mainly reflects higher headcount due to the Paya acquisition.
Share-based Payments. For the three months ended December 31, 2023, share-based payments decreased by $6.3 million or 18% as compared to the three months ended December 31, 2022 mainly due to the graded vesting schedules of awards which result in higher expense recorded during the initial vesting period. Share-based payments represented 9% of revenue for the three months ended December 31, 2023 compared to 16% of revenue for the three months ended December 31, 2022.
Depreciation and Amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the three months ended December 31, 2023 increased by $14.6 million or 67% as compared to the three months ended December 31, 2022. The increase was mainly due to higher amortization of intangible assets acquired as part of the Paya acquisition.
Professional Fees. For the three months ended December 31, 2023, professional fees decreased by $5.2 million or 42% compared to the three months ended December 31, 2022. The decrease mainly reflected higher fees related to acquisition activities incurred in the three months ended December 31, 2022.
Other. For the three months ended December 31, 2023, other expenses increased by $12.9 million compared to the three months ended December 31, 2022. The increase was mainly due to incremental costs related to the contribution from Paya, as well as higher technology and marketing expenses.

Net Finance Cost

	Three months ended December 31		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Finance income
Interest on advances to third parties and interest income	(234)	(7,267)	7,033	(97)
Finance cost
Interest on loans and borrowings (excluding lease liabilities)	27,719	8,865	18,854	213
Accelerated amortization of deferred financing fees	15,094	—	15,094	n.m.
Other	682	349	333	95
Net finance cost	43,261	1,947	41,314	n.m.
During the three months ended December 31, 2023, net finance cost increased by $41.3 million as compared to the three months ended December 31, 2022. The increase was primarily due to the following items:
Interest on advances to third parties and interest income. The decrease in finance income of $7.0 million was mainly due to lower interest income due to a lower cash and cash equivalents balance during the three months ended December 31, 2023 as a result of the Paya acquisition.
Interest on Loans and Borrowings. The increase of $18.9 million was mainly due to a higher debt balance and amortization of financing cost resulting from the Paya acquisition as well as a higher interest rate environment in the three months ended December 31, 2023.
Accelerated amortization of deferred financing fees. The accelerated amortization of deferred financing fees of $15.1 million was due to the refinancing of our credit facility which was treated as a debt extinguishment resulting in the acceleration of unamortized deferred financing fees.
Loss (Gain) on Foreign Currency Exchange

	Three months ended December 31		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Loss (gain) on foreign currency exchange	(10,621)	4,663	(15,284)	n.m.
Gain on foreign currency exchange for the three months ended December 31, 2023 was $10.6 million compared to a loss of $4.7 million for the three months ended December 31, 2022. This was mainly due to currency exposure related to U.S. denominated debt and cash and cash equivalents held in our Canadian subsidiary.
Income Taxes

	Three months ended December 31		Change
(In thousands of US dollars, except for percentages)	2023	2022	$	%
Income tax expense (recovery)	($388)	$5,746	(6,134)	n.m.
Effective tax rate	(2.8)%	38.1%

Income tax recovery for the three months ended December 31, 2023 was $0.4 million on net income before income tax of $13.7 million, representing an effective tax rate of (2.8)% for the period. The effective income tax rate was different than the Canadian parent's statutory income tax rate of 26.5% mainly due to the favorable impact of lower tax rates in certain jurisdictions and non-taxable gains on foreign currency exchange partially offset by the unfavorable impact of unrecognized tax benefits.
Income tax expense for the three months ended December 31, 2022 was $5.7 million on income before income tax of $15.1 million, representing an effective tax rate of 38.1% for the period. The effective income tax rate was higher than the Canadian parent's statutory income tax rate of 26.5% because it includes the unfavorable impact of share-based payments of $35.4 million recognized in the three months ended December 31, 2022 that are non-deductible in most jurisdictions, partially offset by the favorable impact of lower income tax rates in other jurisdictions.
Results of Operations for the Years Ended December 31, 2023 and 2022
Revenue

	Years ended December 31		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Revenue	1,189,893	843,323	346,570	41
For the year ended December 31, 2023, revenue increased by $346.6 million or 41% as compared to the year ended December 31, 2022. The increase in revenue mainly reflects the contribution of revenue from Paya of $262.6 million and organic revenue growth. Revenue was also impacted unfavorably by a decrease in year-over-year revenue of $58.1 million from our digital assets and cryptocurrency vertical. Revenue at constant currency was $1,186.5 million, Revenue growth at constant currency was 41%, Organic revenue at constant currency was $922.0 million and Organic revenue growth at constant currency was 9%. See "Non-IFRS and Other Financial Measures".
Total volume increased from $127.7 billion for the year ended December 31, 2022 to $203.0 billion in the year ended December 31, 2023, an increase of $75.3 billion or 59% mainly due to the contribution from Paya. Organic total volume at constant currency was $156.5 billion, an increase of 23% over the same period.
Cost of Revenue

(In thousands of US dollars, except for percentages)	Years ended December 31		Change
	2023	2022	$	%
Cost of revenue	$222,906	$171,425	51,481	30
As a percentage of revenue	18.7%	20.3%
For the year ended December 31, 2023, cost of revenue increased by $51.5 million or 30% as compared to the year ended December 31, 2022 mainly due to an increase of $51.1 million in processing costs.
The increase in processing costs was mainly driven by organic growth in Total volume and, to a lesser extent, the contribution from Paya. The cost of revenue as a percentage of revenue decreased from 20.3% for the year ended December 31, 2022 to 18.7% for the year ended December 31, 2023 mainly due to a change in revenue mix and the contribution from Paya.

Selling, General and Administrative Expenses

	Years ended December 31		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Selling, general and administrative expenses
Commissions	221,720	113,287	108,433	96
Employee compensation	204,479	155,359	49,120	32
Share-based payments	134,609	139,103	(4,494)	(3)
Depreciation and amortization	136,423	101,492	34,931	34
Professional fees	56,079	32,387	23,692	73
Other	96,780	49,338	47,442	96
	850,090	590,966	259,124	44
For the year ended December 31, 2023, selling, general and administrative expenses increased by $259.1 million or 44% as compared to the year ended December 31, 2022 primarily due to the following:
Commissions. During the year ended December 31, 2023, commission expense increased by $108.4 million or 96% as compared to the year ended December 31, 2022. The increase was primarily due to the contribution from Paya.
Employee Compensation. During the year ended December 31, 2023, employee compensation increased by $49.1 million or 32% as compared to the year ended December 31, 2022. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration. The increase mainly reflects higher headcount due to the Paya acquisition as well as organic growth, including growth in headcount in direct sales, account management, and sales enablement to drive future growth and execute on our strategy.
Share-based Payments. For the year ended December 31, 2023, share-based payments decreased by $4.5 million or 3% as compared to the year ended December 31, 2022. Share-based payments represented 11% of revenue for the year ended December 31, 2023 compared to 16% of revenue for the year ended December 31, 2022.
Depreciation and Amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the year ended December 31, 2023 increased by $34.9 million or 34% as compared to the year ended December 31, 2022. The increase was primarily due to higher amortization of intangible assets acquired as part of the Paya acquisition, partially offset by lower amortization of fully depreciated assets acquired as part of other historical acquisitions.
Professional Fees. For the year ended December 31, 2023, professional fees increased by $23.7 million or 73% as compared to the year ended December 31, 2022. The increase mainly reflected acquisition costs of $15.5 million for the Paya acquisition as well as higher fees related to ongoing acquisition and integration activities.
Other. For the year ended December 31, 2023, other expenses increased by $47.4 million compared to the year ended December 31, 2022. The increase was mostly due to the incremental contribution from Paya as well as higher technology and marketing expenses.

Net Finance Cost

	Years ended December 31		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Finance income
Interest on advances to third parties and interest income	(9,283)	(13,694)	4,411	(32)
Finance cost (income)
Interest on loans and borrowings (excluding lease liabilities)	103,278	26,186	77,092	294
Change in fair value of share repurchase liability	571	(5,710)	6,281	n.m.
Accelerated amortization of deferred financing fees	15,094	—	15,094	n.m.
Other	2,391	2,365	26	1
Net finance cost	112,051	9,147	102,904	n.m.
During the year ended December 31, 2023, net finance cost increased by $102.9 million as compared to the year ended December 31, 2022. The increase was primarily due to the following items:
Interest on advances to third parties and interest income. The increase in finance income of $4.4 million is mainly due to an increase in interest income due to higher cash and cash equivalents balance in 2023 until the Paya acquisition, as well as the relatively higher interest rate environment.
Interest on Loans and Borrowings. The increase of $77.1 million was mainly due to higher debt balance and amortization of financing cost resulting from the Paya acquisition and a higher interest rate environment in the year ended December 31, 2023.
Change in Fair Value of Share Repurchase Liability. The remeasurement loss of $0.6 million associated with the share repurchase liability in the year ended December 31, 2023 is due to an increase in share price between the ASPP start date and the completion of share repurchases under the ASPP in March 2023, which resulted in a higher fair value measurement of the financial liability. The gain of $5.7 million in the year ended December 31, 2022 is due to the decrease in share price between the ASPP start date and the completion of the share repurchase under the ASPP in May 2022.
Accelerated amortization of deferred financing fees. The accelerated amortization of deferred financing fees of $15.1 million was due to the refinancing of our credit facility which was treated as a debt extinguishment resulting in the acceleration of unamortized deferred financing fees.
Loss (Gain) on Foreign Currency Exchange

	Years ended December 31		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Gain on foreign currency exchange	(10,101)	(15,752)	5,651	(36)
Gain on foreign currency exchange for the year ended December 31, 2023 was $10.1 million compared to a gain of $15.8 million for the year ended December 31, 2022. This was mainly due to currency exposure related to U.S. denominated debt and cash and cash equivalents held in our Canadian subsidiary.

Income Taxes

	Years ended December 31		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Income tax expense	15,643	25,582	(9,939)	(39)
Effective tax rate	104.7%	29.2%

Income tax expense for the year ended December 31, 2023 was $15.6 million on income before income tax of $14.9 million. The effective income tax rate was higher than the Canadian parent's statutory income tax rate of 26.5% because it includes the unfavorable impact of share-based payments of $134.6 million recognized in the year ended December 31, 2023 that are non-deductible for income tax purposes in most jurisdictions and the unfavorable impact of unrecognized tax benefits, which were partially offset by the favorable impact of lower income tax rates in other jurisdictions.
Income tax expense for the year ended December 31, 2022 was $25.6 million on income before income tax of $87.5 million, representing an effective tax rate of 29.2% for the period. The effective income tax rate was higher than the Canadian parent's statutory income tax rate of 26.5% because it includes the unfavorable impact of share-based payments of $139.1 million recognized in the year ended December 31, 2022 that are non-deductible for tax purposes in certain jurisdictions, partially offset by favorable impact of lower income tax rates in other jurisdictions, a non-taxable gain upon the remeasurement of a share repurchase liability and non-taxable foreign exchange gains.
Selected Annual Information

(In thousands of US dollars, except for per share amounts)	As at and for the years ended December 31,
	2023	2022	2021
	$	$	$
Revenue	1,189,893	843,323	724,526
Net income (loss)	(696)	61,955	107,045
Net income (loss) per basic share attributable to common shareholders of the Company	(0.06)	0.40	0.73
Net income (loss) per diluted share attributable to common shareholders of the Company	(0.06)	0.39	0.71
Total assets	5,135,267	3,524,669	3,455,470
Total non-current liabilities	1,410,369	566,240	576,855
Year ended December 31, 2023 compared to Year ended December 31, 2022
Revenue and net income
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” for a more detailed discussion of the 2023-2022 year-over-year changes in revenue and net income (loss).

Total Assets
Total assets increased by $1,610.6 million or 46% from December 31, 2022 to December 31, 2023. The increase can be explained mainly by the increase in intangible assets of $610.1 million, goodwill of $873.1 million, segregated funds of $631.7 million, partially offset by a decrease of $581.3 million in cash and cash equivalents. These variations are mainly due to the contribution from assets acquired in connection with the Paya acquisition, the increase in Total volume year-over-year and the cash used to finance the Paya acquisition.
Segregated funds represent both settlements' receivables and amounts held in segregated bank accounts, which are held on behalf of merchants where the Company is in the flow of funds in the settlement transaction cycle. A corresponding liability (due to merchants) is recognized for the amounts to be settled to merchants. The segregated bank accounts are held with our banks and are segregated from operating funds. Both the segregated funds and the amounts due to merchants are derecognized when the funds are settled to the merchant.
Total Non-Current Liabilities
Total non-current liabilities increased by $844.1 million or 149% from December 31, 2022 to December 31, 2023. This is primarily due to the additional borrowings to finance the Paya acquisition and higher deferred tax liabilities related to the Paya acquisition.
Year ended December 31, 2022 compared to Year ended December 31, 2021
Revenue and net income
For the year ended December 31, 2022, revenue increased by $118.8 million or 16% as compared to the year ended December 31, 2021. The increase was primarily due to organic growth mainly driven by higher eCommerce volume. Additional months of revenue from our three acquisitions completed in the third quarter of 2021 also contributed $37.6 million to the revenue increase year-over-year. Revenue for the year ended December 31, 2022 was impacted unfavorably by changes in foreign currency exchange rates year-over-year by $40.5 million.
Total volume increased from $95.6 billion in the year ended December 31, 2021 to $127.7 billion in the year ended December 31, 2022, an increase of $32.1 billion or 34%.
For the year ended December 31, 2022, net income decreased by $62.0 million as compared to the year ended December 31, 2021 mainly driven by the increase in share-based payments of $85.9 million year-over-year which was partially offset by higher gross profit.
Total Assets
Total assets increased by $69.2 million or 2% from December 31, 2021 to December 31, 2022. The increase can be explained primarily by the increase of $102.8 million in segregated funds and $22.0 million in trade receivables, which was mainly driven by Total volume growth, and was partially offset by the decrease due to the amortization of $93.0 million in intangible assets as well as a $20.5 million negative impact from the change in foreign currency rates on goodwill and intangible assets.
Total Non-Current Liabilities
Total non-current liabilities decreased by $10.6 million or 2% from December 31, 2021 to December 31, 2022. This is primarily due to the decrease in the deferred tax liabilities due to amortization of acquired intangible assets.

Summary of Quarterly Results and Trend Analysis

(In thousands of US dollars except for per share amounts)	Three months ended
	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2023	2023	2023	2023	2022	2022	2022	2022
	$	$	$	$	$	$	$	$
Revenue	321,517	304,852	307,026	256,498	220,339	197,146	211,294	214,544
Cost of revenue	58,734	55,650	53,926	54,596	50,166	38,363	35,980	46,916
Gross profit	262,783	249,202	253,100	201,902	170,173	158,783	175,314	167,628

Selling, general and administrative expenses	216,435	217,282	221,755	194,618	148,465	149,184	146,505	146,812
Operating profit	46,348	31,920	31,345	7,284	21,708	9,599	28,809	20,816

Finance income	(234)	(2,713)	(961)	(5,375)	(7,267)	(4,131)	(1,665)	(631)
Finance cost (recovery)	43,495	30,053	29,318	18,468	9,214	7,859	(1,973)	7,741
Net finance cost (income)	43,261	27,340	28,357	13,093	1,947	3,728	(3,638)	7,110
Loss (gain) on foreign currency exchange	(10,621)	13,033	(11,115)	(1,398)	4,663	(12,528)	(8,467)	580

Income (loss) before income tax	13,708	(8,453)	14,103	(4,411)	15,098	18,399	40,914	13,126
Income tax expense (recovery)	(388)	9,667	2,486	3,878	5,746	5,393	5,831	8,612
Net income (loss)	14,096	(18,120)	11,617	(8,289)	9,352	13,006	35,083	4,514

Net income (loss) per share attributable to common shareholders of the Company
Basic	0.08	(0.14)	0.07	(0.07)	0.06	0.08	0.24	0.02
Diluted	0.08	(0.14)	0.07	(0.07)	0.06	0.08	0.23	0.02
Adjusted EBITDA(a)	120,052	110,700	110,307	96,282	85,685	81,201	92,853	91,578
Adjusted net income(a)	68,629	56,761	58,093	64,453	68,036	62,435	74,659	69,056

Adjusted net income per share attributable to common shareholders of the Company(a)
Basic	0.48	0.40	0.41	0.45	0.47	0.43	0.52	0.47
Diluted	0.47	0.39	0.39	0.44	0.47	0.43	0.51	0.46
(a)These amounts are non-IFRS measures. See “Non-IFRS and Other Financial Measures” section.
Quarterly Trend Analysis
The quarterly increase in revenue and cost of revenue in the last eight quarters was primarily due to Total volume organic growth, as well as contribution from the acquisition of Paya in the first quarter of 2023.
The quarterly increase in selling, general and administrative expenses in the last eight quarters was primarily due to organic growth and contribution from Paya.
Quarterly net income in 2022 was impacted by the increased volatility in the foreign currency exchange rate. Net income for the three months ended March 31, 2023 was impacted by acquisition costs of $15.5 million for the Paya acquisition as well as costs related to ongoing acquisition integration activities. Net income for the three months ended June 30, 2023, September 30, 2023 and December 31, 2023 reflects higher finance cost and loss (gain) on foreign currency exchange. Finance cost for the three months ended December 31, 2023 increased sequentially, mainly reflecting the accelerated amortization of deferred financing fees of $15.1 million .

Liquidity and Capital Resources
Overview
Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:
•Our ability to generate cash flows from our operations;
•The level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and
•Our capital expenditure requirements.
The general objectives of our capital management strategy are to ensure sufficient liquidity to pursue our organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that maintains total leverage ratio within the limits set in the credit facilities.
Our primary source of liquidity is cash from operations, debt and equity financing. Our principal liquidity needs include investment in product and technology, operations, selling, general and administrative expenses and debt service, as well as our selective acquisitions.
Our capital is composed of net debt and shareholders’ equity. Net debt consists of debt less cash and cash equivalents. Our use of capital is to finance business acquisitions, working capital requirements and capital expenditures. We fund those requirements with our internally generated cash flows and funds drawn from our long-term credit facilities or via equity financings.
The primary measure we use to monitor our financial leverage is our total leverage ratio, defined as the ratio of consolidated net debt outstanding, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit agreement. Under our Amended and restated credit facility, we must maintain a total leverage ratio of less than or equal to 5.00 : 1.00 as at December 31, 2023 and prior to March 31, 2025 (7.00 : 1.00 as of December 31, 2022), with the ratio decreasing thereafter every March 31, until it reaches 4.00 : 1.00 for the period on and after March 31, 2028.
As at December 31, 2023, the Company was in compliance with all applicable covenants.
We believe that the Company's available cash and cash equivalents, cash flows generated from operations, loans and borrowings will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months.
Credit Facilities
On February 22, 2023, concurrent with the completion of the Paya acquisition, we entered into a Reducing revolving credit facility in an amount of $800.0 million. On June 30, 2023, the commitments in respect of this facility started to automatically be permanently reduced by $10 million on the last day of each fiscal quarter.
On December 19, 2023, we amended the terms of our credit facility to retire the Reducing revolving credit facility and increase the total financing capacity available under that facility from $500.5 million to $1,275 million in the form of terms loans and from $385 million to $800 million in the form of a revolving credit facility. The current outstanding balance of our credit facility is comprised of $1,275 million of term loans. Outstanding principal of the term loans is payable quarterly at an annual rate of 1.00% and the remaining balance will be payable at maturity on December 19, 2030. The revolving credit facility of $800 million is undrawn as of December 31, 2023. The maturity of the revolving credit facility is December 19, 2028.
The term loan bears interest, at our option, at either (a) Term SOFR (including a 0.10% credit spread adjustment) plus a margin of 3.00% or (b) an alternate base rate plus a margin of 4.00%. Until the delivery of the Company's financial statements for the quarter ending March 31, 2024, borrowings under the revolving credit facility bear interest, at our option, at either (a) Term SOFR plus a margin of 2.50% or (b) an alternate base rate plus a margin of 1.50%. Thereafter, borrowings under the revolving credit facility will bear interest, at our option, at either (a) Term SOFR plus a margin ranging from 2.25% to 2.75% or (b) an alternate base rate plus a margin ranging from 1.25% to 1.75%, in each case, based on a total leverage ratio.
As at December 31, 2023, we had letters of credit issued totaling $56.2 million ($46.1 million as at December 31, 2022). Letters of credit do not reduce the amount that can be drawn on our revolving credit facility.
For more information on the Company's loans and borrowings, refer to Note 12 in our annual consolidated financial statements for the year ended December 31, 2023.

Cash Flows

	Years ended December 31		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Cash flow from (used in):
Operating Activities	263,005	267,663	(4,658)	(2)
Investing Activities	(1,494,061)	(50,235)	(1,443,826)	n.m.
Financing Activities	649,761	(214,298)	864,059	n.m.
Effect of movements in exchange rates on cash	44	(20)	64	n.m.
Net increase in cash and cash equivalent	(581,251)	3,110	(584,361)	n.m.
Cash and cash equivalent – beginning of year	751,686	748,576	3,110	—
Cash and cash equivalent - end of year	170,435	751,686	(581,251)	(77)
Cash Flows From Operating Activities
For the year ended December 31, 2023, $263.0 million of cash was generated from operating activities compared to $267.7 million for the year ended December 31, 2022. The slight decrease was mainly driven by higher interest paid on indebtedness of $68.9 million and an increase in income tax paid of $4.2 million during the year ended December 31, 2023 compared to 2022. This was largely offset by the increase in operating profit.
Cash Flows Used in Investing Activities
For the year ended December 31, 2023, $1,494.1 million of cash was used in investing activities. This resulted primarily from the cash consideration, net of cash acquired, for the Paya acquisition of $1,379.8 million. For the year ended December 31, 2022, $50.2 million of cash was used in investing activities, mainly due to the acquisition of intangible assets.
Cash Flows From (Used in) Financing Activities
For the year ended December 31, 2023, $649.8 million of cash was generated from financing activities mainly reflecting the borrowing under the Reducing revolving credit facility. This was partially offset by $56.0 million used to repurchase and cancel approximately 1.4 million Subordinate Voting Shares under the NCIB as well as mandatory and voluntary repayments on the credit facilities of $127.8 million and dividends paid to shareholders of $27.9 million. For the year ended December 31, 2022, $166.6 million of cash was used to repurchase and cancel approximately 1.2 million Subordinate Voting Shares under the NCIB. For the year ended December 31, 2022, financing activities also reflected the purchase of a non-controlling interest for a cash consideration of $39.8 million.

Contractual Obligations and Commitments
We have contractual obligations and commitments with a variety of expiration dates. The table below outlines our contractual obligations and commitments, including estimated interest payments, at December 31, 2023:

	Contractual cash flows
	Total	Less than 1 year	1 to 5 years	More than 5 years
(In thousands of US dollars)	$	$	$	$
Trade and other payables (excluding sales tax)	172,120	172,120	—	—
Due to merchants	1,455,376	1,455,376	—	—
Credit facilities	2,029,633	128,042	604,105	1,297,486
Lease liabilities	13,032	4,859	6,897	1,276
Other liabilities	17,750	7,586	10,164	—
Contractual commitments	75,000	6,833	48,730	19,437
	3,762,911	1,774,816	669,896	1,318,199
Segregated funds	(1,455,376)	(1,455,376)	—	—
	2,307,535	319,440	669,896	1,318,199
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures, or capital resources. We may, from time to time, be contingently liable with respect to litigation and claims that arise in the normal course of operations.
Related Party Transactions and Executive Compensation
We have no related party transactions other than those presented in Note 22 in the Consolidated Financial Statements, which are reproduced as follows.
Transactions with Key Management Personnel
Key management personnel compensation comprises the following:

	2023	2022
(In thousands of US dollars)	$	$

Salaries and short-term employee benefits	8,733	6,007
Share-based payments	71,730	71,286
	80,463	77,293

Other Related Party Transactions

		Transaction value		Balance outstanding December 31,
		2023	2022	2023	2022
(In thousands of US dollars)		$	$	$	$
Expenses – Travel	(i)	1,976	1,139	745	137
		1,976	1,139	745	137
(i)In the normal course of operations, we receive services from a company owned by a shareholder of the Company. The services received consist of travel services.
Financial Instruments and Other Instruments
In the ordinary course of our business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates and interest rates, and that may have an adverse effect on the value of Nuvei's financial assets and liabilities, future cash flows and profit. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks as is deemed appropriate. Please refer to the “Risks Relating to Our Business and Industry” section of the AIF for the year ended December 31, 2023 for additional information about the material risks we face in our business.
Credit and Concentration Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Company’s cash, segregated funds, trade and other receivables, other current assets and processor and other deposits. The carrying amounts of these financial assets represent the maximum credit exposure.
Cash, Segregated Funds and Processor Deposits
The credit risk related to financial institutions that hold cash and cash equivalents, segregated funds and processor deposits is managed as we seek to maintain funds with highly-rated financial institutions and to maintain a diversified group of financial institutions. We had no adverse impact to date from the U.S. regional bank failures in 2023.
Trade and Other Receivables
We provide credit to our customers in the normal course of business. We evaluate the creditworthiness of the corresponding counterparties at least at the end of each reporting period and on a specific circumstance basis. Our extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and credit history. We have established various internal controls designed to mitigate credit risk, including credit limits and payment terms that are reviewed and approved by the Company. Any impaired trade receivables are mostly due from customers that are experiencing financial difficulties.
Foreign Currency Risk
We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of our business transactions denominated in currencies other than the U.S. dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in our operating results.
Approximately 46% of the Company’s revenues and 36% of its expenses are in currencies other than the US dollar. We have not entered into arrangements to hedge its foreign currency risk. There is no other currency other than the US dollar that represents more than 10% of the Company's revenues.

The following table provides an indication of our significant foreign exchange currency exposures as stated in US dollars as at December 31, 2023 and 2022:

(In thousands of US dollars)	CAD	EUR	MXN	ILS	Other	Total
	$	$	$	$	$	$
December 31, 2023
Cash	2,106	19,525	15,532	3,311	17,512	57,986
Trade and other receivables	19,819	3,954	1,618	425	5,837	31,653
Trade and other payables	(20,958)	(24,435)	(26,487)	(12,548)	(9,802)	(94,230)
Lease liabilities	—	(1,511)	—	(918)	(1,234)	(3,663)
Net financial position exposure	967	(2,467)	(9,337)	(9,730)	12,313	(8,254)

December 31, 2022
Net financial position exposure	(790)	18,720	—	(12,632)	12,469	17,767
A 10% strengthening of the above currencies against the US dollar would have affected the measurement of financial instruments denominated in these currencies and affected equity and net income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. A 10% weakening of the foreign currencies against the U.S. dollar would have an equal but opposite effect.

(In thousands of US dollars)	CAD	EUR	MXN	ILS	Other	Total
	$	$	$	$	$	$
2023
Increase (decrease) on equity and net loss	97	(247)	(934)	(973)	1,231	(826)

2022
Increase (decrease) on equity and net income	(79)	1,872	—	(1,263)	1,247	1,777
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. We do not account for any fixed interest-rate financial assets or financial liabilities at fair value through profit and loss.
All loans and borrowings bear interest at floating rates, and the Company is therefore exposed to the cash flow risk resulting from interest rate fluctuations. This risk is partially offset by the Company's cash balance which also bears interest at floating rates. In September 2023, the Company also entered into an interest rate swap agreement to hedge a portion of its future floating rate interest payments. For more information on the Company's interest rate swap, refer to Note 21 in our annual consolidated financial statements for the year ended December 31, 2023.
Based on currently outstanding loans and borrowings at floating rates, cash and cash equivalents and interest rate swap, an increase of 100 basis points in interest rates at the reporting date would have resulted in an increase of $9,750 in net loss in 2023 (2022 – increase in net income of $1,073). A decrease of 100 basis points in 2023 would have resulted in an increase of $9,750 in net income in 2023 (2022 – decrease in net income of $1,073). This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.

Fair Value Risk
Certain of our accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.
In establishing fair value, we use a fair value hierarchy based on levels as defined below:
a.Level 1: defined as observable inputs such as quoted prices in active markets.
b.Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
c.Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.
We have determined that the carrying amounts of our current financial assets and financial liabilities approximate their fair value given their short-term nature.
The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.
Refer to Note 21 of the Consolidated Financial Statements for additional information.

Critical Accounting Policies and Estimates
The preparation of the Consolidated Financial Statements in conformity with IFRS requires us to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates, judgments and assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively.
Critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the Consolidated Financial Statements include the following:
Revenue Recognition. The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition methods for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. In addition, we have applied judgment in assessing the principal versus agent considerations for our transaction and processing services.
Fair Value of Share-based Payment Transactions. We recognized compensation expense as a result of equity-settled share-based payment transactions which are valued by reference to the fair value of the related instruments. Fair value of options granted that did not contain a market performance condition was estimated using the Black-Scholes option pricing model. The risk-free interest rate is based on the yield of a zero coupon U.S. government security with a maturity equal to the expected life of the option from the date of the grant. The assumption of expected volatility is based on the average historical volatility of comparable companies for the period immediately preceding the option grant. We use an expected dividend yield in the option-pricing model.
When granting share-based payment compensation with performance conditions, we assess whether those performance conditions are market or non-market conditions. Market conditions are taken into account in the fair value estimate on the grant date, using a Monte Carlo simulation and this fair value is not revised subsequently. For non-market conditions, we estimate the expected outcome of the performance targets and revise those estimates and related expense until the final outcome is known.
When issuing share-based payments in exchange for services rendered by an external party, the Company estimates the fair value of the instruments granted by reference to the fair value of services rendered by the external party, if the services can be measured reliably, instead of the fair value of the equity instrument granted.

Provisions for Losses on Merchant Accounts. Disputes between a cardholder and a merchant arise periodically, primarily as a result of customer dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction amount is refunded to the customer by the card issuing financial institution, but the financial institution is refunded by us. We then charge back to the merchant the amount refunded to the financial institution. As such, we are exposed to credit risk in relation to the merchant since we assume the repayment to the merchant’s customer for the full amount of the transaction even if the merchant has insufficient funds to reimburse us. A provision for losses on merchant accounts is maintained to absorb unrecoverable chargebacks for merchant transactions that have been previously processed and on which revenues have been recorded. The provision for losses on merchant accounts specifically comprises identifiable provisions for merchant transactions for which losses can be estimated. We evaluate the risk for such transactions and estimate the loss for disputed transactions based primarily on historical experience and other relevant factors. We analyze the adequacy of the provision for losses on merchant accounts in each reporting period.
Determining the Fair Value of Identifiable Intangible Assets Following a Business Combination. We use valuation techniques to determine the fair value of identifiable intangible assets acquired in a business combination, which are generally based on a discounted cash flow model. We develop assumptions related to revenue and EBITDA margin forecasts, partner and merchant attrition rates, royalty rates and discount rates. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.
Recoverable Amount of Goodwill. Our impairment test for goodwill is based on the fair value less costs to sell method, estimated using an income approach and uses valuation models such as the discount cash flows model. The key assumptions for the fair value less costs to sell method include estimated revenue, EBITDA margin forecasts in determining future forecasted cash flows, as well as discount rates applied to forecasted cash flows. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.
Recoverable Amount of Tax Balances for Recognition of Tax Assets. Deferred income tax assets reflect our estimate of operations of future fiscal years, timing of reversal of temporary differences and tax rates on the date of reversals, which may well change depending on governments’ fiscal policies. We must also assess whether it is more likely than not that deferred income tax assets will be realized and determine whether a valuation allowance is required on all or a portion of deferred income tax assets.
New Accounting Standards and Interpretations AdoptedAmendments to IAS 12 Income taxes
In May 2023, the International Accounting Standards Board issued the IAS 12 Amendment International Tax Reform - Pillar Two Model Rules on mandatory relief for accounting for deferred taxes from the global minimum taxation. The amendments provide a temporary exception from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the Organisation for Economic Co-operation and Development ("OECD"). The amendments also introduce targeted disclosure requirements in the notes for affected entities to enable users of financial statements to understand the extent to which an entity will be affected by the minimum tax, particularly before the legislation comes into force. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2023. we have updated our disclosures in the note 16 of our Consolidated Financial Statements for the year ended December 31, 2023.
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. We have applied these amendments.
New Accounting Standards and Interpretations Issued But Not Yet Adopted
The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods. Management is not expecting that these amendments will have any material impact on the consolidated financial statements.

Amendments to liability classification
On October 31, 2022, the IASB issued new amendments to IAS 1 in addition to the previous amendment issued in 2020 that clarify requirements when classifying liabilities as non-current and extend the application period to January 1, 2024.
When an entity classifies a liability arising from a loan arrangement as non-current and that liability is subject to the covenants which an entity is required to comply with within twelve months of the reporting date, this amendment requires the entity to disclose information in the notes that enables users of financial statements to understand the risk that the liability could become repayable within twelve months of the reporting period, including:
(a) the carrying amount of the liability;
(b) information about the covenants;
(c) facts and circumstances, if any, that indicate the entity may have difficulty complying with the covenants. Such facts and circumstances could also include the fact that the entity would not have complied with the covenants based on its circumstances at the end of the reporting period.
Outstanding Share Data
As of February 29, 2024, our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares, of which 63,504,621 were issued and outstanding, (ii) an unlimited number of Multiple Voting Shares, of which 76,064,619 were issued and outstanding, and (iii) an unlimited number of Preferred Shares, issuable in series, none of which were outstanding. The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable securities laws in Canada.
As of February 29, 2024, there were 2,152,636 stock options outstanding under the Company’s legacy stock option plan dated September 21, 2017, 5,795,926 stock options outstanding under the Company’s Omnibus Plan and 172,214 stock options outstanding under the Company's Paya Equity Plan. As of February 29, 2024, 3,763,612 stock options outstanding (or 46% of stock options outstanding) have a strike price above the closing share price on that date of $26.44.
As of February 29, 2024, there were 113,835 Deferred Share Units, 6,729,127 Restricted Share Units and 1,332,903 Performance Share Units ("PSUs") outstanding under the Company’s Omnibus Plan, as well as 373,414 Restricted Share Units outstanding under the Company's Paya Equity Plan. As of February 29, 2024, 665,000 PSUs outstanding (or 50% of PSUs outstanding) have market performance vesting conditions which require a share price above the closing share price on that date of $26.44.
Risk Factors
In addition to all other information set out in this MD&A, and our Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023, the specific risk factors that could materially adversely affect us and/or our business, financial condition and results of operations are disclosed under "Risk Factors" in our AIF dated March 5, 2024. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may also become important factors that affect our future business, financial condition and results of operations. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations or cash flow.

Controls and Procedures
Disclosure Controls and Procedures
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined by the Securities and Exchange Commission (the “Commission”) in Rule 13a-15(e) under the Exchange Act) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under securities legislation (including the Exchange Act) is (i) recorded, processed, summarized and reported within the time periods specified in securities legislation (including the Commission’s rules and forms); and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2023.
Internal Controls over Financial Reporting
Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have concluded that the Company’s internal control over financial reporting was effective as at December 31, 2023.
Change in Internal Controls over Financial Reporting
There were no changes to our internal controls over financial reporting during the three months and year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.
Limitations of Controls and Procedures
The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Paya which was acquired on February 22, 2023. The contribution of Paya to our consolidated statements of profit or loss and comprehensive income or loss for the year ended December 31, 2023 included revenue of $262.6 million to our consolidated revenue of $1,189.9 million. Additionally, as at December 31, 2023, Paya's total assets and total liabilities, excluding goodwill, trademarks, technologies, partner and merchant relationships and deferred tax liabilities, represented respectively 7% and 12% of the consolidated group. The amounts recognized for the assets acquired and liabilities assumed as at the date of this acquisition are described in Note 4 of the Consolidated Financial Statements.
Additional Information
Additional information relating to the Company, including the Consolidated Financial Statements and the AIF is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.